UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No.   )*

Trubion Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
89778N102
(CUSIP Number)
Jay Reilly
General Counsel
Emergent BioSolutions Inc.
2273 Research Boulevard, Suite 400
Rockville, Maryland 20850
(301) 795-1800

with a copy to:

Carl A. Valenstein, Esq.
Bingham McCutchen LLP
2020 K Street, N.W.
Washington, DC 20006
(202) 373-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 12, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	89778N102

1	NAME OF REPORTING PERSONS. Emergent BioSolutions Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions)

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,146,815

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.9%

14	TYPE OF REPORTING PERSON (See instructions)

	CO
* An aggregate number of 7,146,815 shares of Trubion Pharmaceuticals, Inc.’s (the “Issuer”) common stock are subject to Support Agreements dated August 12, 2010 (the “Support Agreements”) entered into between Emergent BioSolutions Inc. (“Emergent”) and each of the stockholders of the Issuer listed on Schedule B hereto (discussed in Items 3 and 4 below). Neither this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Emergent that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Based on the number of shares of Issuer common stock outstanding as of August 12, 2010 (as represented by Issuer in the Merger Agreement (as defined in Item 3 herein)), the number of shares of Issuer’s common stock covered by the Support Agreements represent approximately 34.9% of the Issuer’s outstanding common stock.

ITEM 1.	Security and Issuer.
          This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Trubion Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 2401 4th Avenue, Suite 1050, Seattle, Washington 98121.

ITEM 2.	Identity and Background.
          This Schedule 13D is being filed by Emergent BioSolutions Inc., a Delaware corporation (“Emergent”). The principal place of business and principal office of Emergent is 2273 Research Boulevard, Suite 400, Rockville, Maryland 20850. Emergent is a leading, fully integrated biopharmaceutical company focused on the manufacture, development and commercialization of vaccines and antibody therapeutics. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Emergent are set forth on Schedule A hereto.
          During the last five years, neither Emergent, nor to its knowledge, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.
          Emergent, the Issuer, 35406 LLC (the “Final Surviving Entity”), and 30333 Inc. (the “Merger Sub”) (collectively, the “Parties”) entered into an Agreement and Plan of Merger dated August 12, 2010 (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions, the Merger Sub will merge with and into the Issuer (the “Merger”). Promptly following the Merger, the Issuer will merge with and into the Final Surviving Entity and the Final Surviving Entity will become a direct wholly owned subsidiary of Emergent.
          As an inducement to enter into the Merger Agreement, and in consideration thereof, each of the persons set forth on Schedule B hereto (together, the “Stockholders”), on the one hand and solely in their capacity as a stockholder of the Issuer, and Emergent, on the other hand, entered into Support Agreements, dated August 12, 2010 (collectively, the “Support Agreements”), with respect to certain shares of Common Stock owned by such Stockholders. Shared voting power with respect to the Common Stock owned by the Stockholders was acquired through the execution of the Support Agreements. No shares of Common Stock were purchased by Emergent pursuant to the Support Agreements, and thus no funds were used for such purpose.

          Pursuant to the Support Agreements, the Stockholders agreed, subject to the terms thereof, to vote a portion of their shares of Common Stock equaling approximately 35% of the outstanding shares of Common Stock in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, and against, among other things, Competing Transactions (as defined in the Merger Agreement). Each Stockholder granted Emergent an irrevocable proxy to vote the specified amount of shares subject to the Support Agreements.
          The Support Agreements also prohibit the Stockholders from soliciting, initiating or intentionally encouraging competing proposals. Additionally, the Support Agreements limit the ability of the Stockholders to sell or otherwise transfer their shares of Common Stock. The Support Agreements automatically terminate if the Merger Agreement terminates.
          Schedule B hereto contains, to Emergent’s knowledge, the number of shares of Common Stock beneficially owned (for purposes of Rule 13d-3 under the Exchange Act) by each Stockholder.
          The foregoing descriptions of the Merger Agreement and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement is attached as Exhibit 1 to this Schedule 13D and a copy of the form Support Agreement is attached as Exhibit 2 to this Schedule 13D.

ITEM 4.	Purpose of Transaction.
          As described in Item 3 above, this Schedule 13D is being filed in connection with the Support Agreements between Emergent and each of the Stockholders in connection with the Merger and the related Merger Agreement.
          Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the following:
•	an amount in cash equal to $1.365,

•	0.1641 shares of common stock, par value $0.001 per share, of Emergent (the “Emergent Common Stock”), and

•	one contingent value right (a “CVR”) issued by Emergent, subject to and in accordance with the CVR Agreement, dated August 12, 2010, by and among Emergent, the Issuer and Mellon Investor Services, as rights agent (the “CVR Agreement”).
No fractional shares of Emergent Common Stock will be issued in the Merger, and the Issuer’s stockholders will receive cash in lieu of fractional shares, if any, of Emergent Common Stock.
All outstanding stock options (“Options”) of the Issuer will be canceled at the Effective Time. Options with an exercise price of $4.55 or above will be canceled and extinguished without further liability of the Parties. Holders of Options with an exercise price below $4.55 will receive, for each share of Common Stock subject to such Option:
•	a cash payment equal to the difference between $4.55 and the exercise price of the Option, and

•	one CVR.
          At the Effective Time, the Issuer’s Certificate of Incorporation shall be amended to be the same as the certificate of incorporation of the Merger Sub as in effect immediately prior to the Effective Time, and the By-Laws of the Merger Sub as in effect immediately prior to the Effective Time shall be the By-Laws of the Issuer. Additionally, at the Effective Time, the directors and officers of Merger Sub shall continue in office as the directors and officers of the Issuer.
          Following the Merger, the shares of Common Stock will no longer by traded on the Nasdaq Stock Market, there will be no public market for such Common Stock, and registration of such shares under the Exchange Act will be terminated.
          Except as set forth herein and in connection with the Merger, Emergent does not currently have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
          The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. A copy of the CVR Agreement is attached as Exhibit 3 to this Schedule 13D.

ITEM 5.	Interests in Securities of the Issuer.
          (a) and (b)
          Other than those shares of Common Stock that may be deemed to be beneficially owned in connection with the Support Agreements, Emergent has not acquired and, for purposes of Rule 13d-4 promulgated under the Exchange Act, does not own (with the sole right to vote and dispose of) any shares of Common Stock.
          As a result of the Support Agreements, Emergent may be deemed to have the power to vote up to 7,146,815 shares of Common Stock in favor of the approval of the Merger Agreement, and thus, for purposes of Rule 13d-4 promulgated under the Exchange Act, Emergent may be deemed to be the beneficial owner of an aggregate 7,146,815 shares of Common Stock, constituting approximately 34.9% of the issued and outstanding shares of Common Stock as of August 12, 2010, as represented by Issuer in the Merger Agreement.
          Emergent (i) is not entitled to any rights as a stockholder of the Issuer as to the Common Stock covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements, and (ii) disclaims any beneficial ownership of such Common Stock.

          Except as set forth in this Item 5(a) and (b), none of Emergent nor, to its knowledge, any person named on Schedule A hereto, beneficially owns any shares of Common Stock.
          (c) Except for the agreements described above, to Emergent’s knowledge, no transaction in the class of securities reported has been effected during the past 60 days by any person named in Schedule A hereto or Item 5(a) and (b).
          (d) To Emergent’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.
          (e) Inapplicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Except as for the agreements described above, to the knowledge of Emergent, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, without limitation, the transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, between the persons named in Item 2 hereof and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.
ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger by and among Emergent BioSolutions Inc., 35406 LLC, 30333 Inc. and Trubion Pharmaceuticals, Inc., dated August 12, 2010 (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Trubion Pharmaceuticals, Inc. on August 13, 2010).

Exhibit 2	Form of Support Agreement between Emergent BioSolutions Inc. and each of the Stockholders party thereto, dated August 12, 2010 (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by Trubion Pharmaceuticals, Inc. on August 13, 2010).

Exhibit 3	Contingent Value Rights Agreement, by and among Emergent BioSolutions Inc., Trubion Pharmaceuticals, Inc. and Mellon Investor Services, as rights agent, dated August 12, 2010 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by Trubion Pharmaceuticals, Inc. on August 13, 2010).

SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 23, 2010

EMERGENT BIOSOLUTIONS INC.
By:	/s/ Jay Reilly
	Name:	Jay Reilly
	Title:	General Counsel

SCHEDULE A
Directors and Officers of Emergent BioSolutions Inc.
The name, business address, title and present principle occupation or employment of each of the directors and executive officers of Emergent BioSolutions Inc. are set forth below. If no business address is given, the director’s or executive officer’s business address is 2273 Research Boulevard, Suite 400 Rockville, Maryland 20850. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Emergent BioSolutions Inc.

Name	Present Principal Occupation Including Name and Address of Employer	Citizenship
Directors
Fuad El-Hibri	Chief Executive Officer and Chairman of the Board of Directors	United States
Daniel J. Abdun-Nabi	President, Chief Operating Officer and Director	United States
Jerome M. Hauer	Director	United States
Dr. Sue Bailey	Director	United States
Ronald B. Richard	Director	United States
Zsolt Harsanyi, Ph.D.	Director	United States
Louis W. Sullivan, M.D.	Lead Independent Director	United States
Marvin L. White	Director	United States

Executive Officers (who are not directors)
R. Don Elsey	Senior Vice President Finance & Administration and Chief Financial Officer	United States
Kyle W. Keese	Senior Vice President Manufacturing Operations	United States
Stephen Lockhart	Senior Vice President Product Development	United States

SCHEDULE B
Shares of Common Stock of Trubion Pharmaceuticals, Inc. Owned by the Stockholders

		Shares Subject to a
Stockholder	Shares Owned	Support Agreement
ARCH Venture Fund V, L.P.	2,209,741	1,900,377
ARCH V Entrepreneurs Fund, L.P.	14,503	12,473
Frazier Affiliates III, LP	4,457	3,833
Frazier Affiliates IV, LP	8,291	7,130
Frazier Healthcare III, LP	592,505	509,554
Frazier Healthcare IV, LP	1,632,687	1,404,111
Healthcare Focus Fund, L.P.	132,802	114,210
Prospect Associates II, LP	27,866	23,965
Prospect Venture Partners II, LP	1,829,765	1,573,598
Venrock Associates IV, L.P.	1,512,111	1,300,415
Venrock Partners, L.P.	308,367	265,196
Venrock Entrepreneurs Fund IV, L.P.	37,154	31,953